SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



               Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                       CitiPower Limited
               __________________________________
               (Name of foreign utility company)



      Entergy Power Development International Corporation
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
Three Financial Centre             New York, New York 10019-5820
900 S. Shackleford Road
Suite 210
Little Rock, Arkansas  72211

     Entergy Power Development International Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of CitiPower Limited ("CitiPower"), a corporation organized under Australian law, hereby notifies the Securities and Exchange Commission (the "Commission") that CitiPower is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          CitiPower Limited
          CitiPower House
          624 Bourke Street
          Melbourne, Victoria
          Australia 3000

     CitiPower is a public utility engaged in the distribution of electricity in the State of Victoria, Australia. Entergy will own, indirectly through special purpose subsidiaries, a 100%
interest in CitiPower.   Each of such special purpose
subsidiaries has filed a Notification of FUCO status with the Commission on Form U-57. Other than Entergy and such subsidiaries, no person will hold a 5% or more voting interest in CitiPower.

     CitiPower's electric distribution network comprises sub-transmission (66 kv and below) and distribution assets, including approximately 37 zone substations and 4,321 transformer
installations.   The network is predominantly an overhead, wooden
poled distribution system comprising approximately 2,745 kilometers (kms) of high and low voltage overhead lines and 1,864 kms of high and low voltage underground cables. CitiPower's service territory covers approximately 157 total square kms of the suburban and metropolitan Melbourne areas. This area includes the municipalities of St. Kilda, Toorak, Camberwell, Balwyn, Brunswick, Thornbury and the Port of Melbourne.
CitiPower serves approximately 232,800 residential, commercial and industrial customers.


Item 2.   Domestic Associate Public-Utility Companies of
          CitiPower and their Relationship to CitiPower.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of CitiPower: Arkansas Power & Light Company ("AP&L"), Gulf States Utilities Company ("GSU"), Louisiana Power & Light Company ("LP&L"), Mississippi Power & Light Company ("MP&L"), New Orleans Public Service Inc. ("NOPSI"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (AP&L, GSU, LP&L, MP&L, NOPSI, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with CitiPower.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY POWER DEVELOPMENT
                                   INTERNATIONAL CORPORATION




                                   By:  /s/ Terry L. Ogletree
                                        Terry L. Ogletree
                                        President



Dated:    January 2, 1996